UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Franklin and Cortlandt Vinyl, LLC

Legal status of issuer

>*Form*
>Limited Liability Company

>*Jurisdiction of Incorporation/Organization*
>Florida

>*Date of organization*
>April 28, 2016

Physical address of issuer
14097 NW 19th Avenue, Opa Locka, FL 33054

Website of issuer
https://www.sunpressvinyl.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the Intermediary at the conclusion of the Offering a cash fee consisting of a 7% (seven percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary shall receive Crowd SAFE (Simple Agreement for Future Equity) Units in a principal amount that is equal to 2% (two percent) of the aggregate principal amount of all Crowd SAFE (Simple Agreement for Future Equity) Units issued in the Offering.

Type of security offered
Crowd SAFE (Simple Agreement for Future Equity) Units

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
October 16, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
6

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$157,822.65	N/A
Cash & Cash Equivalents	$4,054.59	N/A
Accounts Receivable	$3,026.00	N/A
Short-term Debt	$0.00	N/A
Long-term Debt	$0.00	N/A
Revenues/Sales	$5,997.00	N/A
Cost of Goods Sold	$1,609.26	N/A
Taxes Paid	$0.00	N/A
Net Income	-$239,177.35	N/A

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

July 19, 2017

FORM C

Up to $107,000.00

Franklin and Cortlandt Vinyl, LLC



Crowd SAFE (Simple Agreement for Future Equity) Units

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Franklin and Cortlandt Vinyl, LLC, a Florida Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd SAFE (Simple Agreement for Future Equity) Units of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 (the "Minimum Amount") and up to $107,000.00 (the "Maximum Amount") from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*." In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). At the conclusion of the Offering, the Intermediary will receive a cash fee consisting of a 7% (seven percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing. In addition, the Intermediary will receive Crowd SAFE (Simple Agreement for Future Equity) Units in a principal amount that is equal to 2% (two percent) of the aggregate principal amount of all Crowd SAFE (Simple Agreement for Future Equity) Units issued in the Offering.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7.00	$93.00
Aggregate Minimum Offering Amount	$50,000.00	$3,500.00	$46,500.00
Aggregate Maximum Offering Amount	$107,000.00	$7,490.00	$99,510.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The Intermediary will receive a cash fee consisting of a 7% (seven percent) commission. In addition, the Intermediary will receive Crowd SAFE (Simple Agreement for Future Equity) Units in a principal amount that is equal to 2% (two percent) of the aggregate principal amount of all Crowd SAFE (Simple Agreement for Future Equity) Units issued in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.sunpressvinyl.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the

Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is July 19, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an Investment Company, as defined in Section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of Investment Company by Section 3(b) or Section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection

7

with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING
The Company will file a report electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at:
https://www.sunpressvinyl.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Franklin and Cortlandt Vinyl, LLC (the "Company") is a Florida Limited Liability Company, formed on April 28, 2016. The Company also currently conducts business under the name of SunPress Vinyl ("SunPress").

The Company is located at 14097 NW 19th Avenue, Opa Locka, FL 33054.

The Company's website is https://www.sunpressvinyl.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
SunPress is a vinyl record manufacturing company that provides full-service manufacturing to its clients including record cutting, plating, pressing and packaging. The company accepts orders from record labels, bands, brokers, and distributors. The company outsources certain parts of the process including mastering, cutting, and plating, as well as label and jacket printing.

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The Business Plan

SunPress was founded in 2016 to participate in the resurgent vinyl record industry. SunPress owns six (6) record pressing machines that represent an annual capacity of approximately 1.5 million records. Currently, SunPress is operating two (2) presses but plans to bring the remaining four (4) presses online by the end of 2017. SunPress started selling vinyl records commercially in January 2017, with cumulative sales surpassing $100,000 in June 2017.

The Company expects to capture a meaningful share of the market by providing excellent quality and customer service to its clients. It also plans to significantly reduce turnaround time in comparison to its competitors. We expect to acquire equipment with proceeds from the Offering to bring all three stages of record manufacturing in house (cutting, plating, and pressing) to better control turnaround time and quality.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	50,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	50,000
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	107,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	107,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	October 16, 2017
Use of proceeds	See the description of the use of proceeds on page 24 hereof.
Voting Rights	See the description of the voting rights on page 35 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Florida on April 28, 2016. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our products is highly competitive.

We face competition with respect to products that we currently offer and those that we may seek to develop or commercialize in the future. Our competitors include major companies such as GZ Media and United Record Pressing. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Our sales are affected by seasonal sales cycles.

Sales are affected by seasonal sale cycles; hence we have seen significant increase in sales prior to and a drop after "Record Store Day" - an annual event in April that promotes independent record stores and has had a major impact on vinyl sales. Seasonal sale cycles may impact our business, financial condition and results of operations.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our short history of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently generates minimal sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable or are available on terms not acceptable to us, we may be required to delay, reduce the scope of or eliminate one or more of our product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We rely on other companies to provide raw materials and major components required for our products.

We depend on certain suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate the manufacturing of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials and major components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component.

We depend on third-party service providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on limited service providers and outsourcing vendors nationwide because such relationships are advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We may plan to offer new products and services within existing lines of business.

Our long-term strategic plan includes the development of a music label specifically for issuing its own vinyl records and initiating vinyl record reissues and special editions. We also plan to build a record store and specialty pressing hub in the New York City area by the end of 2018, subject to the company achieving its other operating goals described in this Form C. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of our Managers, our executive officers and key employees.

In particular, the Company is dependent on Stephen Hays (Manager), Dan Yashiv (Manager and President), and an independent contractor, Chris Moss (Manufacturing and Maintenance Manager). The Company has or intends to enter into employment agreements with Stephen Hays, Dan Yashiv, and Chris Moss although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Stephen Hays, Dan Yashiv, or Chris Moss could harm the Company's business, financial condition, cash flow and results of operations.

We rely on third-party suppliers for the materials used in the manufacturing of our products.

In 2016, the following suppliers provided the following percentage of the listed services, inputs or raw materials.

- Supplier or Description: Master Craft Metal Finishing, NJ
    - Service: Electroplating Services
    - % of such service: 40.0%

- Supplier or Description: NiPro, CA
    - Service: Electroplating Services
    - % of such service: 60.0%

- Supplier or Description: Raw material PVC
    - Service: Rimtec Corporation, NJ
    - % of such service: 60.0%

- Supplier or Description: Raw material PVC
    - Service: TPC Plastics, CA
    - % of such service: 40.0%

- Supplier or Description: Lacquer cutting services
    - Service: Getzone LLC
    - % of such service: 90.0%

- Supplier or Description: Lacquer cutting services
    - Service: Complete Mastering, CT
    - % of such service: 10.0%

If any of these suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on its two Managers, Stephen Hays and Dan Yashiv, and an independent contractor, Chris Moss in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Stephen Hays, Dan Yashiv, and Chris Moss dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of one or more of these persons could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property, and goods and services taxes in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which such determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and

process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has engaged in certain transactions with related persons and has conflicts of interest.

The Company has engaged in certain transactions with Stephen Hays and Chris Moss. Please refer to the section of this Form C entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payments, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Changes in energy costs or raw material and manufacturing input prices could adversely affect our business and results of operations.

Because pricing for our raw material, PVC compound, is based on the commodities market, we typically have very limited ability to pass along fluctuations in costs to customers after pricing has been established. Raw material and energy costs, such as PVC compound, electricity and natural gas, are a significant operating expense. The cost of raw materials and energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. For example, electricity has historically seen significant price volatility. Price increases and general volatility could adversely affect our business and results of operations.

Product liability claims could adversely impact our business and reputation.

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in the music industry where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver any product as scheduled, we may be held responsible for cost impacts or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

Risks Related to the Securities

The Crowd SAFE (Simple Agreement for Future Equity) Units will not be freely tradable until one year from the initial purchase date. Although the Crowd SAFE (Simple Agreement for Future Equity) Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd SAFE (Simple Agreement for Future Equity) Securities. Because the Crowd SAFE (Simple Agreement for Future Equity) Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd SAFE (Simple Agreement for Future Equity) Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd SAFE (Simple Agreement for Future Equity) Securities may also adversely affect the price that you might be able to obtain for the Crowd SAFE (Simple Agreement for Future Equity) Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 86.3% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Florida law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's

existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even if and when their Securities convert into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Securities do not have a discount rate.
The Securities do not have a discount rate, which would be applied to the conversion price of the Securities based on the price of a future equity financing. Convertible securities often provide a discount rate, which is applied to the price of the future financing to determine the conversion price. For example, if the future equity financing were priced at $10 per share, convertible securities that incorporated a discount rate might be convertible at $8 per share. Such discount rate benefits the convertible security holders, who receive more securities from the conversion than the purchase price of their convertible securities would suggest. The Securities do not have a discount rate and thus, will be convertible at the price established by the future equity financing regardless of the price of such future securities or the future valuation of the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
SunPress is a vinyl manufacturing company that provides full-service manufacturing to its clients including record cutting, plating, pressing and packaging. The company accepts orders from record labels, bands, brokers, and distributors. The company outsources certain parts of the manufacturing process including mastering, cutting, and plating, as well as label and jacket printing.

Business Plan
In January 2017, the Company announced a record pressing partnership with Bob Marley's Tuff Gong International, a major record label. In addition to pressing Bob Marley records, the company expects to provide service to independents, brokers, major labels, and distributors. Other notable customers include record distributor Monostereo, A to Z, one of the largest vinyl record brokers, and indie music label Merge Records.

Given current market demands, and the Company's machinery refurbishing schedule, SunPress is currently operating two (2) presses and expects to bring the remaining four (4) online over the next several months. We expect to be running at full capacity by the end of 2017. SunPress will continue to pursue record pressing commitments from major record labels, brokers and distributors. Further, the company will seek to penetrate niche, profitable markets serving emerging talents and higher-margin specialized orders such as picture and multi-color discs. The company also plans on integrating its ordering platform directly via APIs from major distribution companies, such as ReverbNation and INgrooves, which will allow for seamless ordering by labels and artists.

In order to provide industry-leading turnaround times, produce the highest quality products, and increase its profit margins, the company plans to acquire machinery necessary to complete all three stages of the record manufacturing process in-house (cutting, plating, and pressing). Currently, the company works with external partners to complete the cutting and plating processes.

History of the Business
The company was founded in April 2016, entered into its first record pressing and sales agreement in January 2017 and started pressing records commercially in February of 2017. Our cumulative sales surpassed $100,000 in June 2017.

The Company's Products and/or Services

Product / Service	Description	Current Market
Vinyl Records	Full-service vinyl record manufacturer (cutting, plating, pressing, and packaging)	Music labels, bands, individual artists, distributors, and music brokers

We respond directly to client orders. We distribute the finished vinyl records directly to our clients who then sell the records directly on-line or through other distribution partners.

Future Services

Our long term strategic plan includes the development of a music label specifically for issuing vinyl records, initiating vinyl record reissues and special editions, and the creation of a retail record store where vinyl can be pressed in the New York area by the end of 2018, subject to the company achieving its other operating goals described in this Form C.

The company also plans on integrating its ordering platform directly via APIs from major distribution companies, such as ReverbNation, which will allow for seamless ordering by labels and artists.

Competition

The industry currently has significant imbalance between supply and demand. Due to the demand surge in vinyl records and the lack of adequate plants and skilled technicians, the industry suffers from long backlogs (4 to 6 months) and uneven quality due to inexperience, pressure to deliver on time, and outdated machinery being run on multiple shifts. Some new players have entered the market recently but excess demand continues. We distinguish ourselves based upon quality and service.

Some of the more notable competitors include, but are not limited to, the following:

GZ Media: Founded in 1948, Czech-based GZ Media pressed its first vinyl record in 1951. Today it is the world's largest producer of vinyl records.[1] The whole vinyl manufacturing process takes about four to six weeks, with an additional two weeks required for test pressings.[2] The company produces roughly 60% of all vinyl records worldwide, according to The Economist, and is projected to produce 24 million vinyl discs in 2017.[3] It acquired Memphis Record Pressing in 2015.[4] The Memphis facility has 10 record presses and can produce between 12,000 and 15,000 records a day.[5] In addition to purchasing Memphis Record Pressing, GZ launched a joint venture in 2017 with Ontario-based Precision Record Pressing, which has an annual production capacity of 3.6 million vinyl records.[6]

United Record Pressing: Founded in 1949, United Record Pressing (URP) is a vinyl pressing plant located in Nashville, Tennessee. It is the largest pressing facility in the U.S.[7] Services offered by URP include mastering and lacquer cutting, electroplating, vinyl pressing, printing and packaging, wholesale distribution through URP Music Distributors, and print component storage in a 60,000-square-foot warehouse.[8] Standard turnaround time is roughly four months; eight weeks for test pressing and another eight weeks to complete the order upon approval of the tests.[9] According to the company, URP manufactures roughly 30% to 40% of all new vinyl on retail shelves, including independent stores, Amazon, Whole Foods®, and Urban Outfitters.[10]

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[1] https://www.theguardian.com/world/2016/aug/18/in-the-groove-czech-firm-tops-list-of-worlds-vinyl-record-producers
[2] http://www.gzvinyl.com/Support/FAQ/commercial.aspx
[3] https://www.economist.com/news/business/21722232-only-two-firms-still-make-lacquer-discs-used-mastering-hunger-vinyl-means-chronic
[4] https://www.theguardian.com/world/2016/aug/18/in-the-groove-czech-firm-tops-list-of-worlds-vinyl-record-producers
[5] http://archive.commercialappeal.com/entertainment/music/features/memphis-record-pressing-is-right-on-trend-26166cf4-b96a-237b-e053-0100007f1d9a-363541081.html
[6] https://www.thespec.com/news-story/7310597-world-class-vinyl-plant-opens-its-doors-in-burlington/
[7] http://www.popsci.com/viryl-robotic-vinyl-record-press
[8] http://urp.wpengine.com/services/
[9] http://www.urpressing.com/faq.php#time
[10] https://www.entrepreneur.com/article/240629

Quality Record Pressings: Founded in 2011, Quality Record Pressings (QRP) is a vinyl record pressing plant located in Salina, Kansas. QRP has rebuilt and modified well-recognized record press brands SMT, Toolex Alpha, and Finebilt.[11] In 2015, QRP purchased 13 presses to bring its total to 27 presses[12], though not all are currently operational. It has a strict minimum of 1,000 LPs or LP sets per order.[13] QRP manufactures about 1.6 million records a year for artists ranging from Miles Davis to Nirvana.[14]

Third Man Records: Third Man Records was launched by Jack White in Detroit, Michigan, in 2001. The retail location in Nashville, Tennessee, is home of the world's only live venue with direct-to-acetate recording capabilities.[15] Third Man Records launched its second retail store in Detroit in 2015. That location also houses eight custom Newbilt presses: two for seven-inch records and six for 12-inch records[16], pressing an estimated 5,000 records per eight-hour shift.[17] The company has pressed roughly three million vinyl records for over 400 titles as of 2017.[18]

Cascade Record Pressing: Established in 2015, Cascade is an automated record pressing plant in Portland, Oregon. Services include mastering and lacquer cutting, pressing 12-inch records, and printing and packaging. Producing only 12-inch vinyl discs, the plant operates six 1970s Miller presses[19], and, on average, one press can produce about 6,000 to 7,000 records per week.[20] Cascade has a minimum 500 record order requirement[21] and works primarily with independent labels.

Independent Record Pressing: Founded in 2015, Independent Record Pressing (IRP) produces vinyl records at its facility in Bordentown, New Jersey, primarily focusing on serving independent music labels. With six machines, some of which run about 16 hours per day, IRP produces about 4,000 records per day.[22] Running at full capacity, the company can produce about 1.5 million records per year.[23]

Supply Chain and Customer Base
Product inputs include PVC pellets which are readily available. Third-party services include cutting, plating and pressing by shops that produce the lacquer discs and pressing stampers for our presses. We also outsource our labeling and packaging, and have numerous options for those services. We have excellent relationships with each of the providers of these services in the U.S.

Proceeds from this Offering will allow us to purchase the needed equipment to bring all three stages of the record manufacturing process in house (cutting, plating, and pressing) to better control turnaround time and quality.

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[11] http://www.qualityrecordpressings.com/index.cfm?go=about
[12] http://diffuser.fm/quality-record-pressing-purchased-13-new-presses/
[13] http://www.qualityrecordpressings.com/index.cfm?go=pricing
[14] https://www.bloomberg.com/news/articles/2016-04-21/groove-masters-of-the-vinyl-revival
[15] https://thirdmanrecords.com/about/nashville-storefront/
[16] http://www.rollingstone.com/music/features/inside-jack-whites-new-vinyl-pressing-paradise-w468376
[17] https://www.digitalmusicnews.com/2017/01/20/jack-white-third-man-records-vinyl-press/
[18] http://uproxx.com/music/third-man-records-vinyl-resurgence/2/
[19] http://www.oregonlive.com/music/index.ssf/2015/07/13_things_we_learned_at_cascad.html
[20] https://www.theguardian.com/music/2015/sep/20/music-vinyl-records-new-pressing-plant-portland-oregon
[21] https://www.cascaderecordpressing.com/order/quote
[22] http://www.billboard.com/articles/business/7407934/independent-record-pressing-new-pressing-plant-co-owned-by-secretly-group
[23] https://thevinylfactory.com/news/americas-newest-pressing-plant-will-focus-on-independent-labels/

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Master Craft Metal Finishing, NJ	Electroplating Services	40.0%
NiPro, CA	Electroplating Services	60.0%
Rimtec Corporation, NJ	Raw material PVC	60.0%
TPC Plastics, CA	Raw material PVC	40.0%
Getzone LLC	Lacquer cutting services	90.0%
Complete Mastering, CT	Lacquer cutting services	10.0%

The company's current customers include a wide range of clients that require vinyl records. They include individual artists, bands, managers, labels (from small to major), distributors, aggregators and brokers, and others.

Research and Development
Our R&D efforts include testing and implementation of improved machine cycle time, as well as building an automated ordering system to enable clients to place orders online directly into our systems. Cost of R&D is under $10,000 annually.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
14097-14099 NW 19th Ave. Opa-Locka, FL 33054	Lease	Factory and office space in Miami, FL

The Company intends to own or lease the following real property in the future:

Property Address	Own or Lease	Description
14095 NW 19th Ave. Opa-Locka, FL 33054	Lease	Additional factory space company intends to lease for installation and operation of additional cutting and plating equipment.

Governmental/Regulatory Approval and Compliance
We are not subject to any existing or likely governmental regulation aside from normal compliance with environmental and labor laws.

Litigation
None.

Other
The Company's principal address is 14097 NW 19th Avenue, Opa Locka, FL 33054.

For more information about our business, please refer to our Company Summary attached hereto as Exhibit B.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$3,500	7.00%	$7,490
Legal Fees	2.00%	$1,000.00	0.93%	$1,000.00
Campaign marketing expenses or related reimbursement	5.00%	$2,500	2.34%	$2,500
General Working Capital	86.00%	$43,000	89.73%	$96,010
Total	**100.00%**	**$50,000**	**100.00%**	**$107,000**

We intend to use proceeds from this Offering for the following:

- Bring all six pressing machines online
- Purchase new machinery to bring the entire manufacturing process in house (cutting, plating, and pressing)
- Expand operations, including adding sales, marketing, and other team members
- Development of API integration with record distributors, such as ReverbNation, for seamless ordering

Depending upon the amount of capital raised in this Offering and through other sources, if any, the company expects to pursue the acquisition of additional equipment to bring cutting, plating and pressing in-house, as follows:

The total cost of cutting and plating equipment is approximately $200,000 of which $35,000 has already been paid. The remaining balance of $165,000 is expected to be paid by December 31, 2017. Shipping, installation, and set-up costs are estimated at $16,000.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Depending upon working capital requirements and other company opportunities and needs.

DIRECTORS, OFFICERS AND EMPLOYEES

The Company does not have a board of directors, it is managed by its two Managing members, Stephen Hays and Dan Yashiv.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Stephen Hays

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, April 28, 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- SunPress Vinyl, Co-Founder and Manager (April 2016 – Present): Oversee finance, capital plan, budgeting, sales and marketing strategy for vinyl record pressing factory.

- 120dB Film Finance LLC, Founder & Managing Member (May 2004 - Present): Finance company specializing in senior- secured to independent film industry.

Education
Kenyon College BA History, 1983 London School Economics, MSc. Accounting and Finance, 1985

Name
Dan Yashiv

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager and President, April 28, 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- Sunpress Vinyl, Co-Founder and Managing Member (April 2016 – Present): Oversee all day to day operations, sales and strategy for vinyl record pressing factory.

- Erela, Inc., Business Development and Digital Monetization Consultant (Feb 2015 – April 2016): Strategic business development and monetization consultation for web and mobile media-tech, publishers, and ad-networks. Helped identify, initiate, and close strategic, programmatic, content syndication, and sponsorship deals. Created, developed, and enhanced products for media monetization. Clients include: IAC, Vocativ, Mobiright, Ybrant, Positive Mobile, Vicomi, ConvertMedia.

- nRelate - an IAC Company, Business Development (July 2014 – January 2015): Publisher-side business development for IAC content recommendation platform. Identified and closed deals with publishers such as Conde Nast, Hearst, and Reuters.

Education
NYU School of Education Music Business Program New York, NY 1999-2000 Institute of Audio Research New York, NY Recording and Producing Program Graduated 1994

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional Securities	Super majority (75%) vote of the Members
Incurrence of indebtedness	Super majority (75%) vote of the Members
Sale of property, interests or assets of the Company	Super majority (75%) vote of the Members
Determination of the budget	Managers
Determination of business strategy	Managers
Dissolution of liquidation of the Company	Super majority (75%) vote of the Members

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has six (6) employees in Florida.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Dan Yashiv, Manager and President	According to the terms of the Company's LLC operating agreement	June 18, 2016	President - Until his successor is elected and qualified. Manager – Until removed by a super majority (75%) vote of the Members

Mr. Yashiv is entitled to an annual salary of $120,000.00, prorated and paid on a bi-weekly basis. Mr. Yashiv's salary has been deferred, in part, as follows: 1) $40,000.00 (prorated bi-weekly on an annual basis) of such salary shall be deferred until the Company's operations generate sales revenues of $50,000.00 or more, after which event, his salary shall commence being paid, in full, on a bi-weekly basis; and 2) Any deferred salary amounts shall be paid in full out of the dividends or distributions to be issued to the members of the Company, prior to such dividends or distributions being issued to any such members. Although the Company has surpassed the $50,000 in sales revenue mark, a portion of Mr. Yashiv's salary is still being deferred.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC Membership Interests
Amount outstanding	Each Member of the Company owns a percentage of the Company calculated in relation to all Members' interests in aggregate, based on a Member's capital contribution (including sweat equity) in relation to all capital contributions
Voting Rights	Any matter that requires the vote or consent of the Members shall be decided upon the vote or consent of the Members holding a super

	majority (75%) of the Membership Interests, except as specifically provided in the Company's Operating Agreement or the Florida Revised Limited Liability Company Act
Anti-Dilution Rights	No anti-dilution rights
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

The Company has the following debt outstanding:

Type of debt	Equipment Financing
Name of creditor	Chris Moss
Amount outstanding	$25,000.00
Interest rate and payment schedule	Interest Free
Amortization schedule	N/A
Describe any collateral or security	Unsecured Obligation
Maturity date	N/A
Other material terms	Under the agreement, the creditor, Chris Moss, will consult with the Company concerning the transition and continued operation of the equipment under a Subcontractor Agreement, which will terminate at the time all six (6) machines are fully operational and such equipment is pressing vinyl records at full capacity (Mr. Moss will receive an $85,000 per year consulting fee). The amount outstanding ($25,000) is expected to be paid by October 31, 2017.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC Membership Interests	N/A	$400,000.00	Working capital, equipment purchase	April 2016	*
LLC Membership Interests	N/A	$150,000.00	Working capital, equipment purchase	January 2017	*
LLC Membership Interests	N/A	$20,000.00	Working capital, equipment purchase	April 2017	*
LLC Membership Interests	N/A	$50,000.00	Working capital, equipment purchase	June 2017	*

_____

* Private placement exemption provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act").

Valuation
The Securities being sold in this Offering are Simple Agreements for Future Equity, including the Securities (collectively, "SAFEs") that convert into a number of securities contingent on the Company's valuation in a future equity financing. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership
The Founders control most of the shares, with the balance spread among a few investors (all of which add value to the company through some form of assistance).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Dan Yashiv	40.9%
Stephen Hays	45.4%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information - For the Year Ended December 31, 2016

Total Income	Taxable Income	Total Tax
$5,997.00	-$176,905.00	$0.00

Operations

As a new company in the vinyl records market, our historical data is limited and does not reflect future earnings and/or cash flow. Additionally, sales are affected by seasonal sale cycles, hence we have seen significant increase in sales prior to and a drop after "Record Store Day" - an annual event in April that promotes independent record stores and has had a major impact on vinyl sales. As a new producer in the market, we are building our reputation and credibility and sales are growing accordingly.

We are currently in advanced negotiations with major record labels, large record brokers, and a major distributor, to secure significant and steady flow of orders. Securing a fraction of the demand from one or more of these companies will fill our capacity and make our operation profitable. In June 2017, one the largest U.S. vinyl record brokers, A to Z, placed its first three orders with us.

In 2016, the Company generated approximately $6,000 in revenue. While the Company officially launched commercial operations in January 2017, it received certain non-refundable down payments (50% of an order) from its initial orders in the fourth quarter of 2016. Operating expenses and capital expenditures in 2016 totaled more than $243,000. Payroll ($98,657) and costs associated with getting the factory up and running ($36,461) were the largest expenses in 2016. From April 2016 to December 2016, the company generated a net loss of $239,177.

The Company currently requires $25,000.00 per month to sustain operations.

Liquidity and Capital Resources

The proceeds of the Offering are necessary to the operations of the Company. The Offering proceeds will be split between operations capital, and acquisition of additional equipment that will enable the company to bring the entire production process in-house. Full in-house production will increase margins and ensure full control over product quality and turnaround time, which are important to the longevity of the business.

The Company will require additional financing in excess of the proceeds from the Offering in order to sustain operations for the next 12 months.

Concurrently with this Offering, we may be offering other securities in a separate private placement in reliance on the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. There can be no assurances, however, that we will be successful in these additional fund raising efforts.

Additional capital that we may raise will create a safety buffer for our operation expenses.

Capital Expenditures and Other Obligations

The Company has made the following material capital expenditures in the past two years:
The company has acquired pressing machines and supporting equipment for $300,000. We have also spent $170,000 on factory infrastructure and equipment rebuild.

The Company intends to make the following material capital expenditures in the future:
Remaining balance on equipment purchase is $185,000 to be paid via monthly installments of $10,000 each.

Material Changes and Other Information
Trends and Uncertainties

The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 107,000 of Crowd SAFE (Simple Agreement for Future Equity) Units for up to $107,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by October 16, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer shall pay to the Intermediary at the conclusion of the Offering a cash fee consisting of a 7% (seven percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The Intermediary shall receive Crowd SAFE (Simple Agreement for Future Equity) Units in a principal amount that is equal to 2% (two percent) of the aggregate principal amount of all Crowd SAFE (Simple Agreement for Future Equity) Units issued in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd SAFE (Simple Agreement for Future Equity) instrument, a form of which is attached hereto as Exhibit C, in conjunction with the following summary information.

Authorized Capitalization
See *"Capitalization and Ownership" table above for more information.*

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to:

(a) if the valuation of the Company immediately prior to such Equity Financing is less than or equal to $2,200,000.00, the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by the lowest price per share of the Securities sold in such Equity Financing;

OR

(b) if the valuation of the Company immediately prior to such Equity Financing is greater than $2,200,000.00, the quotient obtained by dividing the Purchase Amount by the Safe Price (see below).

The applicable denominator that is used above (either the lowest price per share of Securities sold in such Equity Financing or the Safe Price) shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

The "Safe Price" is equal to $2,200,000.00 divided by the "Fully Diluted Capitalization," which is the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity inventive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to:

the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (a) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (b) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting Securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting Securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding,

all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Managers or Board of Directors of the Company	Super majority (75%) vote of the Members
Appointment of the Officers of the Company	Managers

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS
EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Stephen Hays
Relationship to the Company	Managing Member
Total amount of money involved	$20,000.00
Benefits or compensation received by related person	10% interest per annum on all advances
Benefits or compensation received by Company	Working capital to cover shortfall during capital raise
Description of the transaction	Stephen Hays advanced $20,000 against company accounts receivables to be repaid from Accounts Receivable, subject to working capital requirements of the Company. Current balance outstanding: $7,500.

Related Person/Entity	Chris Moss
Relationship to the Company	Manufacturing and Maintenance Manager
Total amount of money involved	$300,000.00 plus salary ($85,000 per year) and bonuses
Benefits or compensation received by related person	$300,000 loan in total loan payments. Chris Moss is also a subcontractor who receives $85,000 per year, plus bonuses depending on benchmarks, according to the agreement.
Benefits or compensation received by Company	Six (6) vinyl pressing machines
Description of the transaction	In June 2016, SunPress purchased its six pressing machines and supporting equipment for $300,000 from Chris Moss, who is currently SunPress' Manufacturing and

	Maintenance Manager. Under the agreement, the Company paid $20,000 at the closing of the agreement, and $100,000 when the first two presses became operational (June 2017). The outstanding balance ($180,000) will be paid in monthly installments of $10,000, starting in July 2017.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Competitors

Related Person/Entity	Chris Moss
Relationship to the Company	Sold the equipment to Company, and is responsible for refurbishing and managing plant until all machines are operational (target: October 2017)
Total amount of money involved	$300,000.00
Benefits or compensation received by related person	Salary, continued equipment finance payments, and royalties on company sales and consulting fees after departure
Benefits or compensation received by Company	Managerial and engineering services, consulting and guidance
Description of the transaction	Chris Moss owns a vinyl pressing plant in Australia, not a direct competitor, and may advise 3rd party competitors with respect to their operations. Under the terms of the Asset Sale Agreement, Chris may not be employed by, operate or compete with the Company within the U.S. in its business of manufacturing and operating a vinyl record press (excluding consulting services)

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Dan Yashiv
(Signature)

Dan Yashiv
(Name)

Managing Member
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Dan Yashiv
(Signature)

Dan Yashiv
(Name)

Manager
(Title)

07/18/2017
(Date)

/s/Stephen Hays
(Signature)

Stephen Hays
(Name)

Manager
(Title)

07/18/2017
(Date)

FINANCIAL STATEMENT CERTIFICATION

I, Dan Yashiv, certify that:

1. The financial statements of Franklin and Cortlandt Vinyl, LLC (the "**Company**") included in this Form C are true and complete in all material respects; and

2. The tax return information of the Company included in this Form C reflects accurately the information reported on the tax return for the Company filed for the fiscal year ended 2016.

/s/Dan Yashiv
_____
(Signature)

Dan Yashiv
_____
(Name)

Manager
_____
(Title)

07/18/2017
_____
(Date)

EXHIBITS

Exhibit A   Financial Statements (unaudited)
Exhibit B   Company Summary
Exhibit C   Crowd Simple Agreement for Future Equity
Exhibit D   Subscription Agreement
Exhibit E   Pitch Deck
Exhibit F   Video Transcript
Exhibit G   Webinar Transcript

EXHIBIT A

Financial Statements

SunPress Vinyl
Balance Sheet Standard
As of December 31,
2016
(Unaudited)

	Dec 31, '16
ASSETS	
Current Assets	
Checking/Savings	
BofA Checking 6509	4,014.59
Cash	40.00
Total Checking/Savings	4,054.59
Accounts Receivable	
Accounts Receivable	3,026.00
Total Accounts Receivable	3,026.00
Other Current Assets	
Employee Advance	2,360.00
Security Deposit.	
Security Deposit – Utili...	1,240.00
Security Deposit–Rent	1,550.00
Total Security Deposit.	2,790.00
Total Other Current Assets	5,150.00
Total Current Assets	12,230.59
Fixed Assets	
Factory Equipment	146,282.46
Total Fixed Assets	146,282.46
Other Assets	
Payroll Clearing Account	−690.40
Total Other Assets	−690.40
TOTAL ASSETS	157,822.65
LIABILITIES & EQUITY	
Equity	
Partners	
Partner DP Equity	25,000.00
Partner DY Equity	12,000.00
Partner SH Equity	360,000.00
Total Partners	397,000.00
Net Income	−239,177.35
Total Equity	157,822.65

SunPress Vinyl
Balance Sheet Standard
As of December 31, 2016
(Unaudited)

	Dec 31, '16
TOTAL LIABILITIES & EQUITY	157,822.65

SunPress Vinyl
Profit and Loss Standard January
through December 2016
(Unaudited)

	Jan – Dec '16
Income	
Sales	5,997.00
Total Income	5,997.00
Cost of Goods Sold	
Cost of Goods Sold	
Production Cost	1,609.26
Total Cost of Goods Sold	1,609.26
Total COGS	1,609.26
Gross Profit	4,387.74
Expense	
Advertising and Marketing	6,630.32
Automobile Expense	
Auto Lease and Registration	2,796.81
Automobile Insurance	2,634.00
Fuel	1,410.33
Parking	31.66
Repairs and Maintenance	234.63
Total Automobile Expense	7,107.43
Bank Service Charges	13.00
Bookkeeping	890.00
Computer and Internet Expenses	109.73
Dues and Subscriptions	55.00
Factory Repairs and Maintenance	
Factory Supplies	25,525.03
Janitorial Expense	570.00
Factory Repairs and Maintenance – ...	10,366.09
Total Factory Repairs and Maintenance	36,461.12
Hiring	245.40
Independent Contractor	2,000.00
Insurance Expense	
Life Insurance	790.00
Officer Health Insurance	2,006.25
Property and Liability	4,662.36
Workers Comp	5,750.00
Total Insurance Expense	13,208.61
Licenses and Permits	1,289.50
Meals and Entertainment	3,878.39

SunPress Vinyl
Profit and Loss Standard January
through December 2016
(Unaudited)

		Jan - Dec '16
Office Supplies		7,464.35
Outside Labor		1,206.25
Payroll Expenses		225.00
Postage and Delivery		
Moving Expense	2,295.00	
Trucking	4,226.02	
Postage and Delivery - Other	480.40	
Total Postage and Delivery		7,001.42
Printing and Reproduction		899.76
Professional Fees		
Consulting	5,076.92	
Legal	14,080.00	
Total Professional Fees		19,156.92
Rent Expense		9,300.00
Research and Development		113.42
Taxes		
Payroll Taxes	8,820.48	
Total Taxes		8,820.48
Telephone Expense		1,279.19
Travel Expense		12,546.24
Utilities		4,295.01
Wages		
Officer	38,769.20	
Staff	59,887.75	
Total Wages		98,656.95
Waste Removal		711.60
Total Expense		243,565.09
Net Income		-239,177.35

SunPress Vinyl
Statement Of Cash Flows
January through December 2016
(Unaudited)

	Jan – Dec '16
OPERATING ACTIVITIES	
Net Income	–239,177.35
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts Receivable	–3,026.00
Employee Advance	–2,360.00
Security Deposit: Security Deposit - Utilities	–1,240.00
Security Deposit: Security Deposit - Rent	–1,550.00
Net cash provided by Operating Activities	–247,353.35
INVESTING ACTIVITIES	
Factory Equipment	–146,282.46
Payroll Clearing Account	690.40
Net cash provided by Investing Activities	–145,592.06
FINANCING ACTIVITIES	
Partners: Partner DP Equity	25,000.00
Partners: Partner DY Equity	12,000.00
Partners: Partner SH Equity	360,000.00
Net cash provided by Financing Activities	397,000.00
Net cash increase for period	4,054.59
Cash at end of period	4,054.59

Company Summary



Company: Franklin & Cortlandt Vinyl LLC (d/b/a SunPress Vinyl)

Market: Music

Product: Full-service vinyl record manufacturer

Company Highlights

- Started selling vinyl records commercially in January 2017, with cumulative sales surpassing $212,000 in August 2017
- Whereas other pressing plants can take months to fulfill vinyl orders[i], SunPress offers a turnaround time as quick as six weeks
- Partnered with Tuff Gong International, the renowned music label founded by Bob Marley; SunPress is producing several Bob Marley albums reissues, as well as third-party releases brokered through Tuff Gong
- Re-releases of Exodus, Legend, Burnin', and Catch a Fire are some of the classic albums already pressed by the company, using the very same machines that pressed Bob Marley's original records for Studio One back in the 1970s

PERKS

You are investing in Crowd SAFE securities in this offering. Perks are meant to be a thank you from the company for investing. The perks below are NOT inclusive of lower dollar amount perks. Shipping cost is included for investors shipping within the 48 contiguous U.S. states.

$250 - Gift bag featuring 5 vinyl records (including 2 Bob Marley albums) plus a $65 promo code towards a vinyl record pressing order (minimum order: 100 vinyl discs)

$500 - Gift bag featuring 5 vinyl records (including 2 Bob Marley albums) plus a $125 promo code towards a vinyl record pressing order (minimum order: 100 vinyl discs)

$1,000 - Gift bag featuring 5 vinyl records (including 2 Bob Marley albums) plus a $250 promo code towards a vinyl record pressing order (minimum order: 100 vinyl discs)

$2,000 - Gift bag featuring 5 vinyl records (including 2 Bob Marley albums) plus a $500 promo code towards a vinyl record pressing order (minimum order: 100 vinyl discs)

$5,000 - Gift bag featuring 5 vinyl records (including 2 Bob Marley albums) plus a $1,250 promo code towards a vinyl record pressing order (minimum order: 100 vinyl discs)

$10,000 - Framed Bob Marley LP with personal dedication plaque inside frame plus gift bag featuring 5 vinyl records (including 2 Bob Marley albums) and a $2,500 promo code for vinyl record pressing order (minimum order: 100 vinyl discs)

$25,000 - Framed Bob Marley LP with personal dedication plus gift bag featuring 5 vinyl records (including 2 Bob Marley albums) and a $6,250 promo code for a vinyl record pressing order (minimum order: 100 vinyl discs)

Opportunity

In the small town of Opa-Locka, just north of Miami, Florida, vinyl pressing machines that once delivered the memorable music of artists like Bob Marley, Lee 'Scratch' Perry, Mary J. Blige, 50 Cent, and 2 Live Crew are coming back into production through SunPress Vinyl. Founded in 2016, SunPress is housed in the former Final Vinyl factory, which was founded in the 1970s by Jamaican Reggae pioneer and Producer, Joe Gibbs. Later, it became the main vinyl manufacturing facility for world-renowned reggae label Studio One, which is best known for producing Bob Marley's early records.

Now, at this historic facility, SunPress is manufacturing vinyl records for Tuff Gong International as well as other major and independent labels, distributors, brokers, and artists. SunPress' founders are musicians, producers, and engineers, with credits on recordings by a diverse group of artists such as Pet Shop Boys, Britney Spears, De La Soul, and Arto Lindsay. With its collective experience and passion for music, SunPress' team is committed to delivering top-quality vinyl records to independent and major artists and labels, both locally and worldwide.



B.B. King
Remastered From The Archives
for Red Bank Records/Mono Stereo

Bob Marley & The Wailers
Exodus, Kaya, Burnin', Survival, Confrontation, Catch A Fire and Legend
for Tuff Gong International

Deaf Poets
Lost in Magic City
for WaxRomantix/Limited Fanfare

Product

SunPress is a full-service record cutting, plating, pressing, and packaging provider. Currently, SunPress has six pressing machines, including one that produces multicolored and picture discs (instead of the traditional black-colored vinyl discs). With all six machines, annual production capacity can reach approximately 1.5 million records. Currently, SunPress is operating two presses but plans to bring the remaining four online by the end of 2017.



SunPress outsources certain parts of the process, including mastering, cutting, and plating, as well as label and jacket printing. The first step in making a vinyl records is to cut a lacquer disc from the original master recording. This process, called cutting, is started by creating an acetate – a single disc cut from the audio supplied by the artist/label. Upon approval of the acetate, the same audio settings are used to cut the master lacquers, which are then used in the plating process. In plating, master lacquers are used to make the metal parts for record pressing/manufacturing. The plates, or stampers, are used as the molds that will press the records.

In order to improve quality and turnaround times, lower costs, and improve profit margins, the company plans to acquire the machinery necessary to complete all three stages of record manufacturing in house (cutting, plating, and pressing). Currently, the company works with several external partners to complete the cutting and plating processes (as well as jacket printing).

SunPress' manufacturing team includes engineers with over 40 years of experience pressing vinyl records who ensure the machinery is performing at full capacity through demanding quality control. The team includes Headley Haslam, who pressed almost every record during the Gibbs and Studio One years and is once again at the pressing post he first occupied back in the 1970s. Additionally, the company brought on Chris Moss, an industry veteran with forty-five years of experience pressing vinyl records and one of the few remaining experts on vinyl record presses and related equipment and processes.

Use of Proceeds and Product Roadmap
SunPress intends to use proceeds from this raise for the following:

- Bring all six pressing machines online
- Purchase new machinery to bring the entire manufacturing process in house (cutting, plating, and pressing)
- Expand operations, including adding sales, marketing, and other team members
- Development of API integration with record distributors, such as ReverbNation, for seamless ordering

The total cost of cutting and plating equipment is around $350,000 of which $35,000 has already been paid. $100,000 is due in August 2017, and $50,000 is due when the gear is installed (around November). The remaining balance will be paid in installments of $10,000 per month. Shipping, installation, and set-up costs are estimated at $16,000. The company plans to fund the purchase and installation of this equipment with proceeds from this raise and future income.

SunPress' long-term strategic plan includes the development of a music label specifically for issuing its own vinyl records and initiating vinyl record reissues and special editions. The company also plans to build a record store and specialty pressing hub in the New York City area by the end of 2018, subject to the company first achieving its other operating goals mentioned above.

Business Model
Music labels, distributors, brokers, and artists order directly through the SunPress website. Below are rates for some of SunPress' recommended 12-inch vinyl packages (number of vinyl discs per order are in bold). Vinyl records that are 180 grams ("180g") are heavier and are believed to produce higher-quality sound. For a higher price than the standard black-colored vinyl disc, customers can have their discs colored or imprinted with a picture.

12" RECORDS, WHITE INNER SLEEVES, FULL-COLOR LABELS + JACKETS, SHRINK WRAP

Black Standard	180g	Color Standard	Color 180g	Picture Disc
100: $1,894	**100:** $1,944	**100:** $1,959	**100:** $2,044	**100:** $2,155
300: $2,224	**300:** $2,374	**300:** $2,419	**300:** $2,674	**300:** $3,335
500: $2,582	**500:** $2,832	**500:** $2,907	**500:** $3,332	**500:** $4,543
1000: $3,533	**1000:** $4,033	**1000:** $4,208	**1000:** $5,058	**1000:** $7,619
2000: $6,191	**2000:** $7,191	**2000:** $7,516	**2000:** $9,216	**2000:** $14,338

All prices include cutting, two-step plating, vinyl records, white inner sleeves, labels, jackets, shrink wrap, test pressing, and all handling and set-up fees.

The current turnaround time for orders is six weeks.

SunPress also partners with physical distributors to help labels and artists efficiently and reliably get their records into retail stores.

USER TRACTION

SunPress started selling vinyl records commercially in January 2017, with cumulative sales surpassing $100,000 in June 2017. Notable customers include Bob Marley's Tuff Gong International; distributor Mono Stereo; A to Z, one of the largest vinyl record brokers; and indie music label Merge Records.






HISTORICAL FINANCIALS

SunPress was founded in April 2016. In 2016, the company generated roughly $6,000 in revenue. While the company officially launched commercial operations in January 2017, it did receive non-refundable down payments (50% of the order) from its initial batch of orders in Q4 2016. Operating expenses and capital expenditures in 2016 totaled over $243,000. Payroll ($98,657) and costs associated with getting the factory up and running ($36,461) were the largest expenses. From April 2016 to December 2016, the company generated a net loss of $239,177.

Commercial operations officially launched in January 2017, with SunPress taking its first commercial orders that month. Year to date as of August 2017, the company has generated roughly $212,430 in revenue. The company experienced a surge in orders during March and the first half of April due to "Record Store Day" – an annual event in April that promotes independent record stores and has had a major impact on vinyl sales.[ii] Sales dipped towards the end of April through May, after Record Store Day, but rebounded in June 2016 ($36,259) after the company received its first three orders from music broker A to Z. The company experienced a record month in August 2017 thanks to a surge in customer orders that led to over $82,000 in revenue.



Note: Financials have not been audited or subject to financial review

Year to date as of August 2017, expenses (including Capital Expenditures, Cost of Goods Sold and Operating expenses) have totaled over $425,417. Cost of Goods Sold (COGS) has totaled $110,237 and operating expenses have totaled $315,180. COGS spiked in June and August 2017 as the company had an increased number of orders and needed to purchase additional raw materials. Similarly, operating expenses also rose primarily due to facility and equipment-related expenses needed to ramp up production. Year to date through August 2017, the largest operating expenses have been wages ($133,023), factory repair and maintenance ($43,849), and advertising and marketing ($18,895).



Note: Financials have not been audited or subject to financial review

Year to date through August 2017, SunPress has generated a net loss of $212,987. However, due to a surge in revenue, the company was profitable in August (+$2,435). As of August 31, 2017, the company had just under $50,000 in cash assets.



Note: Financials have not been audited or subject to financial review

Outstanding Debt
In June 2016, SunPress Vinyl purchased its six pressing machines and supporting equipment for $300,000 from Chris Moss, who is currently SunPress' Manufacturing and Maintenance Manager. The company has since been able to negotiate the sale price to down $215,000, of which paid $190,000 has been paid. The remaining balance of $25,000 is expected be paid by the end of October 2017.

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In 2016, vinyl album shipments in the U.S. totaled $430 million and comprised 26% of the retail value for physical music product shipments (70% was CDs) – its highest market share since 1985.[iii] The vinyl industry is expected to continue its resurgence, with its seventh consecutive year of double-digit gains projected in 2017. According to Deloitte, an estimated 20 million individuals worldwide may purchase vinyl records in 2017. It also projects that the vinyl record industry will generate nearly $1 billion globally in 2017, with new and used disc sales making up 90% of total revenues and the remaining 10% made up by sales of turntables and accessories. Deloitte estimates that 40 million new vinyl albums will be sold worldwide in 2017 and that new record sales could generate up to $900 million, or roughly 6%, of forecasted global music revenue.[iv]


Vinyl: the billion-dollar nostalgic niche
Deloitte Global predicts that vinyl in 2017 will approach
$1 billion
in sales
mostly from new records, but also from used discs and record players
Number of albums sold:
1981
Over a billion
2017
40 million
It will generate globally:
15%
of all physical music sales
6%
of all recorded music revenues
Deloitte.
#DeloittePredicts
www.deloitte.com/predictions

The growing popularity of vinyl records is being driven by both the artists and the fans. For artists, vinyl provides them with a differentiated product beyond digital steaming platforms. For some artists, vinyl sales of could represent between 10% and 15% of their entire business.[v] Vinyl records are also sold at premium, with the average unit costing above $20.[vi] For fans, vinyl offers unique sound quality and a nostalgic experience where they can not only listen to their favorite artists but also display vinyl album artwork throughout their household.

Perhaps surprisingly, millennials account for a majority of vinyl album buyers; 72% of buyers are under the age of 36.[vii] Digital platforms have also helped promote vinyl sales. There are now online radio stations dedicated to vinyl music, global online marketplaces to purchase vinyl albums, and even crowdfunding sites where fans can create records based on streaming music they like.[viii]

The surge in demand has led to capacity issues at many record pressing plants. Due to the backlog, some plants have given priority to big labels and delaying orders from smaller, independent labels and artists. The Economist reported that demand for vinyl records in 2015 created a six-month backlog.[ix] While more record pressing plants have launched since then, some customers are still left waiting months for orders to be completed.[x]

GZ Media: Founded in 1948, Czech-based GZ Media pressed its first vinyl record in 1951. Today it is the world's largest producer of vinyl records.[xi] The whole vinyl manufacturing process takes about four to six weeks, with an additional two weeks required for test pressings.[xii] The company produces roughly 60% of all vinyl records worldwide, according to The Economist, and is projected to produce 24 million vinyl discs in 2017.[xiii] It acquired Memphis Record Pressing in 2015.[xiv] The Memphis facility has 10 record presses and can produce between 12,000 and 15,000 records a day.[xv] In addition to purchasing Memphis Record Pressing, GZ launched a joint venture in 2017 with Ontario-based Precision Record Pressing, which has an annual production capacity of 3.6 million vinyl records.[xvi]

United Record Pressing: Founded in 1949, United Record Pressing (URP) is a vinyl pressing plant located in Nashville, Tennessee. It is the largest pressing facility in the U.S.[xvii] Services offered by URP include mastering and lacquer cutting, electroplating, vinyl pressing, printing and packaging, wholesale distribution through URP Music Distributors, and print component storage in a 60,000-square-foot warehouse.[xviii] Standard turnaround time is roughly four months; eight weeks for test pressing and another eight weeks to complete the order upon approval of the tests.[xix] According to the company, URP manufactures roughly 30% to 40% of all new vinyl on retail shelves, including independent stores, Amazon, Whole Foods®, and Urban Outfitters.[xx]

Quality Record Pressings: Founded in 2011, Quality Record Pressings (QRP) is a vinyl record pressing plant located in Salina, Kansas. QRP has rebuilt and modified well-recognized record press brands SMT, Toolex Alpha, and Finebilt.[xxi] In 2015, QRP purchased 13 presses to bring its total to 27 presses[xxii], though not all are currently operational. It has a strict minimum of 1,000 LPs or LP sets per order.[xxiii] QRP manufactures about 1.6 million records a year for artists ranging from Miles Davis to Nirvana.[xxiv]

Third Man Records: Third Man Records was launched by Jack White in Detroit, Michigan, in 2001. The retail location in Nashville, Tennessee, is home of the world's only live venue with direct-to-acetate recording capabilities.[xxv] Third Man Records launched its second retail store in Detroit in 2015. That location also houses eight custom Newbilt presses: two for seven-inch records and six for 12-inch records[xxvi], pressing an estimated 5,000 records per eight-hour shift.[xxvii] The company has pressed roughly three million vinyl records for over 400 titles as of 2017.[xxviii]

Cascade Record Pressing: Established in 2015, Cascade is an automated record pressing plant in Portland, Oregon. Services include mastering and lacquer cutting, pressing 12-inch records, and printing and packaging. Producing only 12-inch vinyl discs, the plant operates six 1970s Miller presses[xxix], and, on average, one press can produce about 6,000 to 7,000 records per week.[xxx] Cascade has a minimum 500 record order requirement[xxxi] and works primarily with independent labels.

Independent Record Pressing: Founded in 2015, Independent Record Pressing (IRP) produces vinyl records at its facility in Bordentown, New Jersey, primarily focusing on serving independent music labels. With six machines, some of which run about 16 hours per day, IRP produces about 4,000 records per day.[xxxii] Running at full capacity, the company can produce about 1.5 million records per year.[xxxiii]



Dan Yashiv, Co-founder and Managing Member: Dan is a seasoned music and media industry professional with experience creating products and securing and managing relationships with media partners. Prior roles include four years as a managing partner of a top mobile music app company (Musicsoft Arts); seven years as a creative director at a company that makes entertainment products for music, TV, mobile, and web (Erela); and over a decade as a professional recording engineer and music producer.



Stephen Hays, Co-founder and Managing Member: Steve is an Executive Producer and Founding Managing Member of 120dB Films, a finance company specializing in senior-secured loans for the independent film industry. Previously, he was Co-founder and General Partner of Seneca Capital, a New York-based hedge fund, and, before that, he was a Managing Director at Furman Selz, a New York-based investment bank where his focus was proprietary risk arbitrage and event-driven investing. Steve graduated from Kenyon College and earned his Master of Science in Accounting and Finance at the London School of Economics.

INVESTMENT TERMS

Security Type: Crowd SAFE (Simple Agreement for Future Equity)
Round Size: Min: $50,000 Max: $107,000
Valuation Cap: $2.2 million
Conversion Provisions: In connection with an equity financing of at least $1,000,000, the Company has the option to convert the Crowd SAFE into shares of a series of non-voting preferred stock, at the price per share of the new preferred stock sold in the equity financing or at a valuation cap of $2,200,000, whichever results in a lower conversion price. Please refer to the Crowd SAFE Form for a complete description of the terms of the Crowd SAFE, including the conversion provisions.

PRESS

Miami New Times: SunPress Vinyl Record-Pressing Plant Opens at Historic Final Vinyl Location
Billboard: New Vinyl Plant Opens In Historic Miami Location
Miami Herald: It's not all about digital music: An old vinyl record factory gets new life

i http://www.adweek.com/brand-marketing/vinyls-resurgence-heres-how-brands-are-capitalizing-musics-most-analog-medium-170016/
ii http://www.billboard.com/articles/columns/chart-beat/7783467/record-store-day-2017-top-selling-vinyl-albums-singles
iii https://www.riaa.com/wp-content/uploads/2017/03/RIAA-2016-Year-End-News-Notes.pdf
iv http://www.deloitte.co.uk/tmtpredictions/assets/pdf/Deloitte-TMT-Predictions-2017.pdf#page=40
v http://www.adweek.com/brand-marketing/vinyls-resurgence-heres-how-brands-are-capitalizing-musics-most-analog-medium-170016/
vi http://www.deloitte.co.uk/tmtpredictions/assets/pdf/Deloitte-TMT-Predictions-2017.pdf#page=40
vii https://www.cnet.com/news/vinyl-records-and-urban-outfitters-appeal-to-millennials/
viii http://www.deloitte.co.uk/tmtpredictions/assets/pdf/Deloitte-TMT-Predictions-2017.pdf#page=40
ix https://www.economist.com/news/britain/21695063-lack-capacity-press-records-threatens-derail-vinyl-revival-discs-jockeying

[x] http://www.adweek.com/brand-marketing/vinyls-resurgence-heres-how-brands-are-capitalizing-musics-most-analog-medium-170016/

[xi] https://www.theguardian.com/world/2016/aug/18/in-the-groove-czech-firm-tops-list-of-worlds-vinyl-record-producers

[xii] http://www.gzvinyl.com/Support/FAQ/commercial.aspx

[xiii] https://www.economist.com/news/business/21722232-only-two-firms-still-make-lacquer-discs-used-mastering-hunger-vinyl-means-chronic

[xiv] https://www.theguardian.com/world/2016/aug/18/in-the-groove-czech-firm-tops-list-of-worlds-vinyl-record-producers

[xv] http://archive.commercialappeal.com/entertainment/music/features/memphis-record-pressing-is-right-on-trend-26166cf4-b96a-237b-e053-0100007f1d9a-363541081.html

[xvi] https://www.thespec.com/news-story/7310597-world-class-vinyl-plant-opens-its-doors-in-burlington/

[xvii] http://www.popsci.com/viryl-robotic-vinyl-record-press

[xviii] http://urp.wpengine.com/services/

[xix] http://www.urpressing.com/faq.php#time

[xx] https://www.entrepreneur.com/article/240629

[xxi] http://www.qualityrecordpressings.com/index.cfm?go=about

[xxii] http://diffuser.fm/quality-record-pressing-purchased-13-new-presses/

[xxiii] http://www.qualityrecordpressings.com/index.cfm?go=pricing

[xxiv] https://www.bloomberg.com/news/articles/2016-04-21/groove-masters-of-the-vinyl-revival

[xxv] https://thirdmanrecords.com/about/nashville-storefront/

[xxvi] http://www.rollingstone.com/music/features/inside-jack-whites-new-vinyl-pressing-paradise-w468376

[xxvii] https://www.digitalmusicnews.com/2017/01/20/jack-white-third-man-records-vinyl-press/

[xxviii] http://uproxx.com/music/third-man-records-vinyl-resurgence/2/

[xxix] http://www.oregonlive.com/music/index.ssf/2015/07/13_things_we_learned_at_cascad.html

[xxx] https://www.theguardian.com/music/2015/sep/20/music-vinyl-records-new-pressing-plant-portland-oregon

[xxxi] https://www.cascaderecordpressing.com/order/quote

[xxxii] http://www.billboard.com/articles/business/7407934/independent-record-pressing-new-pressing-plant-co-owned-by-secretly-group

[xxxiii] https://thevinylfactory.com/news/americas-newest-pressing-plant-will-focus-on-independent-labels/

EXHIBIT C
Crowd Simple Agreement for Future Equity

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

FRANKLIN AND CORTLANDT VINYL LLC

CROWD SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd Safe], Franklin and Cortlandt Vinyl LLC, a limited liability company organized under the laws of Florida (the "Company"), hereby issues to the Investor the right to certain units of the Company's capital interests, subject to the terms set forth below.

The "**Valuation Cap**" is $2,200,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Purchase Amount to Capital Interests; or (2) issue to the Investor a number of units of the CF Shadow Class of Preferred Units sold in the First Equity Financing. The number of units of the CF Shadow Class of such Preferred Units shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Financing Price**").

(ii) If the Company elects to continue the term of this Crowd Safe past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd Safe in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Investor's Purchase Amount to Capital Interests; or (2) issue to the Investor a number of units of the CF Shadow Class of Preferred Units sold in the Subsequent Equity Financing. The number of units of the CF Shadow Class of such Preferred Units shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b) **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of Units equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Preferred Units equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Units granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Units issued in connection with the Company's most recent Equity Financing.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any class of Preferred Units, the Company will distribute its entire assets legally available for distribution with equal priority among the Investors, all holders of other Crowd Safes (on an as converted basis based on a valuation of units as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of units.

(d) **Termination**. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Class to the Investor pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Interests**" means the interests of the Company, including, without limitation, "**Units**" which represent undivided fractional interests in the Company.

"**CF Shadow Class**" shall mean a class of Preferred Units that is identical in all respects to the shares of Preferred Units issued in the relevant Equity Financing (e.g., if the Company sells Class A Units in an Equity Financing, the CF Shadow Class would be Class A-CF Units), except that:

(i)   CF Shadow Class unit holders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the unit holders of the Company;

(ii)   On any matter to which CF Shadow Class unit holders are entitled to vote by law, CF Shadow Class unit holders shall automatically vote in line with the majority of the holders of Preferred Interests; and

(iii)   CF Shadow Class unit holders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Conversion Price**" means (i) with respect to a conversion pursuant to Section 1(a), the lowest price per share of the securities sold in the Equity Financing; and (ii) with respect to a conversion pursuant to Section 1(b), the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Interests, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean units or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) units, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding units of Capital Interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Units and all outstanding vested or unvested options or warrants to purchase Capital Interests, but excluding (i) the issuance of all shares of Capital Interests reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of units pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's Capital Interests (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Unit**" means the preferred units of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowd Safe, which is issued by the Company for bona fide financing purposes and which may convert into Capital Interests in accordance with its terms.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Class issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Interests for issuance and delivery upon the conversion of this instrument, such number of shares of the CF Shadow Class, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the CF Shadow Class issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of First Democracy VC LLC and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units or any securities convertible into or exercisable or exchangeable (directly or indirectly) for units (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of units or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all unit holders individually owning more than 5% of the outstanding units or any securities convertible into or exercisable or exchangeable (directly or indirectly) for units. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(e)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS

OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Safes.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Interests for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a unit holder of the Company or any right to vote for the election of directors or upon any matter submitted to unit holders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All rights and obligations hereunder will be governed by the laws of the State of Washington, without regard to the conflicts of law provisions of such jurisdiction.

(h)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Miami, Florida. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

FRANKLIN AND CORTLANDT VINYL, LLC

By: _____

    Name: Dan Yashiv

    Title: Manager

Address: 14097 NW 19th Avenue,

Opa Locka, FL 33054

Email: dan@sunpressvinyl.com

INVESTOR:

By: _____

    Name:_____

Address:_____

_____

Email:_____

EXHIBIT D
Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Franklin and Cortlandt Vinyl LLC
14097 NW 19th Avenue
Opa Locka, FL 33054

Ladies and Gentlemen:

The undersigned understands that Franklin and Cortlandt Vinyl LLC, a Limited Liability Company organized under the laws of Florida (the "Company"), is offering up to $107,000.00 of Crowd SAFE (Simple Agreement for Future Equity) Units (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated July 19, 2017 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on October 16, 2017, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

    a)   The Company is duly formed and validly existing under the laws of Florida, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) *No Guaranty.*

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) *Status of Undersigned.*

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) *Restrictions on Transfer or Sale of Securities.*

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Florida which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	14097 NW 19th Avenue, Opa Locka, FL 33054 Attention: Dan Yashiv
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Franklin and Cortlandt Vinyl LLC
By_____ Name: Title:

EXHIBIT E

Pitch Deck



High-quality vinyl pressing

in a legendary Florida location



Legal Notice

Stop the Press!

SUNPRESS VINYL

Vinyl records have made an impressive comeback

*U.S. sales are **up over 300%** in the last five years[i]*

#Deloitte Predicts

Deloitte Global predicts that vinyl sales will approach $1 billion in sales in 2017

Forbes
Vinyl Sales Aren't Dead: The 'New' Billion Dollar Music Business

BBC NEWS

UK's first official vinyl chart launche sales rise

🕐 13 April 2015 | Entertainment & Arts

+ DIGITAL TRENDS

NEW STUDY FINDS YOUNGER LISTENERS ARE DRIVING THE VINYL REVIVAL

By Chris Leo Palermino — March 10, 2015

billboard

ARTICLES / BUSINESS | NEWS

U.S. Vinyl Album Sales Up by 53% in Q1

By Lars Brandle 🐦 | April 17, 2015 3:29 AM EDT



Newsweek

Why Vinyl Has Made a Comeback

BY LEE BARRON 4/18/15 AT 4:52 PM

The Economist

A new groove

How millennials are warping the vinyl industry

Oct 7th 2016, 11:16 BY G.M. | SAN FRANCISCO   ⚫ Timekeeper 👍 Like 2.5K 🐦 Tweet



i. http://www.nielsen.com/us/en/insights/news/2017/record-store-day-puts-the-focus-on-music.html



Story of Vinyl



1932 record press

- *Introduced in the 1930s*

- *A global standard for 60 years*

- *Compact Discs appeared in 1982*

- *Sales in the U.S. plummeted from the record-highs of the late 1970s, bottoming out in 2006 [i]*

- *By 2006, the art of vinyl was all but extinct*



the once formidable Tower Records store chain closed in 2006

i.   https://www.riaa.com/u-s-sales-database/

Back to Basics

A worldwide shift from low-quality artificial to high-quality organic products such as hi–fidelity vinyl records

Vinyl records are sold at major retailers like
Walmart, Urban Outfitters, & Barnes & Noble

Vinyl records are now all over popular culture - music, TV, movies, ad campaigns, major retailers

vinyl is…

| tangible | artfully made | cool |

an experience

The Comeback

U.S. vinyl record sales are showing double digit growth

*Album sales **grew 54%** in 2015[i] and **26%** in 2016[ii]*

***72%** of vinyl buyers are **under 36** years old[iii]*

i. http://www.buzzanglemusic.com/2015industrysnapshot/
ii. http://www.buzzanglemusic.com/wp-content/uploads/BuzzAngle-Music-2016-U.S.-Report.pdf
iii. https://www.cnet.com/news/vinyl-records-and-urban-outfitters-appeal-to-millennials/


Deloitte Global predicts that vinyl in 2017 will approach
$1 billion
in sales
mostly from new records, but also from used discs and record players
Number of albums sold:
1981
Over a billion
2017
40 million
It will generate globally:
15%
of all physical music sales
6%
of all recorded music revenues
Deloitte.
#DeloittePredicts


Vinyl Sales Have Grown For 10 Years Straight
Total number of LP/vinyl albums sold in the US from 2005 to 2015
2015 11.9 m
2014 9.2 m
2013 6.1 m
2012 4.6 m
2011 3.9 m
2010 2.8 m
2009 2.5 m
2008 1.9 m
2007 1.0 m
2006 0.9 m
2005 0.9 m
Source: Nielsen
Forbes statista

21ˢᵗ Century Pains



Most record pressing machines are old and outdated

Machinery and expertise necessary to press vinyl are scarce

Existing plants compromise quality as they operate at capacity

Complex supply chains to <u>*cut, plate, and press vinyl*</u> *mean slow turnaround time and increased costs*

Vinyl's difficult comeback

theguardian
Winner of the Pulitzer prize

Can the creaking machinery of the few remaining record pressing plants cope with demand?

The Guardian, January 2015

The Opportunity





Capitalize on a revitalized market

Top-quality facility with expert engineers and management

Major pressing plant in the Southeast U.S. with close ties to Latin American and Caribbean markets

Currently pressing records for major and indie labels and artists

Larger companies are buying up smaller pressing facilities [i] [ii]

i.   https://www.theguardian.com/world/2016/aug/18/in-the-groove-czech-firm-tops-list-of-worlds-vinyl-record-producers
ii. http://www.nashvillepost.com/business/music-business/article/20781767/united-record-pressing-acquires-california-company

In the News



billboard

New Vinyl Plant Opens In Historic Miami Location

Miami Herald

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BUSINESS   JANUARY 19, 2017 8:30 AM

It's not all about digital music: An old vinyl record factory gets new life

SunPress Vinyl Opens in Historic Locale

Submitted by **Woody Graber** on Mon, 01/23/2017 - 07:11



Miami New Times

MENU

SunPress Vinyl Record-Pressing Plant Opens at Historic Final Vinyl Location

BY CELIA ALMEIDA   THURSDAY, JANUARY 26, 2017 AT 9:08 A.M.

TUFF GONG INTERNATIONAL PARTNERS WITH FLORIDA-BASED SUNPRESS VINYL, TO RELAUNCH PRESSING OF VINYL RECORDS!

January 16, 2017

F   NOW READING: Jamaica's last vinyl factory Tuff Gong to start pressing...

Bob Marley founded Tuff Gong in 1965.

Tuff Gong International will relaunch its vinyl manufacturing services thanks to a new partnership with US company Sunpress Vinyl. The development means that Jamaica will finally start pressing records again after years of inactivity.



Clients and Orders



Direct relationship with key industry players

Building direct ordering via API, targeting major distributors, such as ReverbNation and INgrooves

Entered into partnership with Bob Marley's Tuff Gong International

Clients include major and indie labels, distributors, brokers, and artists





Content is King



Leverage pressing factory to own & sell music

Future Plans

Own imprint *- original & re-issued releases on vinyl*

Full in-house production - higher margins *by moving all production (plating, cutting, pressing) in house*

Joint ventures with artists and labels – provide records for ***equity in IP***

A Vinyl Brand



Create a legendary music destination

- Capitalize on success to create a flagship music hub in New York

- Double capacity by utilizing all six record pressing machines (currently operating two)

- Partner with an existing retailer to build a record store and specialty pressing hub in NY
  - In-store events, live shows

- Solidify brand to become industry leader

SUNPRESS
VINYL

The Team



Commitment and Passion for vinyl

Dan Yashiv (co-founder and managing partner)
- *15 years experience as recording engineer and producer - credits include Britney Spears, George Michael, Pet Shop Boys, George Benson, Arto Lindsay, Natalie Impruglia, De La Soul.*
- *Created & produced 110 episodes of The Big Debate on MSN, sponsored by AT&T, Verizon.*
- *Pioneered mobile DJ mixing with the DJ Mixer iOS app - 25MM downloads, sponsorship deals with Hennessey, Bacardi, Ford, Hyundai, more.*

Stephen Hays (co-founder and partner)
- *Founding Managing Member of 120dB Films, a finance company specializing in gap, tax credit and related loans to the independent film industry. 120dB has executive produced over 70 films and television series while achieving attractive risk-adjusted returns for investors.*
- *Co-founder and General Partner of Seneca Capital, a New York-based hedge fund.*
- *Managing Director at Furman Selz, a NY-based investment bank.*
- *Member, Board of Directors at the Green Chimneys School and the Woodstock Film Festival.*

Chris Moss (factory manager and head engineer)
- *45+ years vinyl records pressing veteran.*
- *Built and operated 4 vinyl pressing plants on 3 continents.*

Dan Pelson (partner) - *Former Sony Music EVP, Direct to Consumer Merchandising Sales including vinyl records. 20 years experience as major music label executive.*

Benji Rogers (advisor) - *Entrepreneur, technologist, musician, and the founder of PledgeMusic, an early pioneer of the direct artist-to-fan model of distributing music.*

Operations & Financing



Phase I - COMPLETED

- *Renovated manufacturing facility in Miami with high quality, U.S.-made presses*
- *Assembled a team of industry, technical, business, and creative professionals*
- *Obtained orders from major clients, started pressing and delivering records*
- *Major media coverage - Billboard, Miami Herald, DJ Times, Miami New Times*
- *Organically growing social media following*

Phase II – PENDING

- *Purchase new machinery to bring entire manufacturing process in house*
- *Expand operations, sales efforts, marketing, and team*
- *API integration with record distributors (e.g. ReverbNation) for seamless ordering*
- *Reach annual capacity in excess of 2 million records*

Phase III – FUTURE

- *Expand manufacturing with Tuff Gong's additional record presses*
- *Partner with a retailer to create a music destination record store + pressing hub*

Summary

*Vinyl records have made an **impressive comeback** from the brink of extinction*

Yet, current market suffers from limited capacity, slow turnaround, and few players

SunPress re-launched pressing plant in Miami, FL with 6 presses

- *Plans to expand capabilities, including audiophile pressing, and full in-house cutting, plating, and pressing*
  - *Higher margins, better quality, faster delivery time*
- *Capitalize on Tuff Gong partnership to create a flagship music destination*





EXHIBIT F

Video Transcript

Dan Yashiv, Founder: Sunpress Vinyl, I started it with a couple of partners. We are all new Yorkers and we started about two years ago after I decided to get into this business with the renaissance of vinyl records and having the background as a recording engineer and producer for about 20 years. Going back to when I started as a teenager DJ when vinyl was prevalent and seeing the transition to digital in the recording studio and everywhere in the business, and of course on the consumer side, it was a really nice beautiful surprise that vinyl came back, something that I never thought would happen. I started this journey kind of just going around the country, looking, visiting factories and talking to people, the few people that kept the industry going through the years that it was almost extinct. And pretty quickly I realized that in order to get into pressing, I need to find pressing machines because nobody has built a pressing machine in over 35 years. So, 11 different places, and it brought me down here to Florida where I found these machines here, and the original thought was to get the equipment and bring it back to New York where I was living, but then found out - I was introduced to Headley Haslam who turned out to be working in this space and this factory for over 30 years from the late 70s up until it closed down in 2009.

Headley Haslam: My name is Headley Haslam, last name is Haslam, from Jamaica. I used to press for Inner Circle, I press a record for Luke Skywalker, I press record for Sherman Neely, I press record for Mr. Dodd Clement which was Studio One music, I press record for a lot of people. To start off this machine by running, you get this which is the stamper. Okay, this is a mold, you put it like this.

Dan Yashiv: Headley told me about the history of this place, which was really started in the late 70's by Joe Gibbs, legendary Reggae producer and pioneer, and then later on taken over by Studio One, which is a world-famous Reggae Label. Really gave Bob Marley his start, Lee Scratch Perry, Toots and the Maytals. I mean the list is mind boggling.

Lolo Reskin: I'm Lolo Reskin, I'm the cofounder and owner of Sweat Records and here we are today in lovely Little Haiti in Miami. We've already worked with them to have sort of a meets on press little session here. Dan came up and him and I had a chat and we invited everyone in Miami who was in a band, who has a label, is interested, and we had a full house. And it was awesome, we had a ton of people in the community from a variety of different genres, and Dan talked them through everything from getting your master made for analog, through the process of how records are actually pressed. We love carrying local artists, we wish our local section was so much bigger, and we think that Sunpress coming into play is only going to make it expand at a hopefully rapid pace. The first record that came off their presses was Richie Hell, who is a local artist, and we were absolutely thrilled to be able to stock it here. We've got it in our local section, and we've sold a handful of copies, it's great, so.

Dan Yashiv: So we've just pressed this Bob Marley record and we're going to see what it sounds like. [Music Plays – *Bob Marley's Natural Mystic*] Natural Mystic.

EXHIBIT G
Webinar Transcript

Bill Clark:	Good morning, everybody. My name is Bill Clark, and I'm the CEO of MicroVentures and I'm the CEOO of First Democracy VC. First Democracy VC is our funding portal partnership with Indiegogo. Today, we have Dan and Steve joining us. They are co-founders of Sunpress Vinyl, and they're going to go over their pitch, why they're raising money, their passion behind vinyl. And then at the end, they're going to answer any questions that you have. If you do have questions, use the GoToWebinar control panel, there's a question section. You can type those in at any time. They come to me, and I'll start compiling those, and we'll kick that off after the presentation.
	The presentation should last five to ten minutes. This is meant more to get an understanding of the business, and then to ask questions. I will turn it over to Dan and Steve, let you guys talk, introduce yourselves, and thanks a lot guys for joining us today.
Dan Yashiv:	Thank you, Bill. This is Dan Yashiv, I'm co-founder and president of Sunpress Vinyl in Miami, Florida. With me is Steve Hays, he's also a co-founder and manager. We're excited to have the opportunity to present our company, tell you a bit about how we got to where we're at, and our plans for the future and why we're raising funds to expand our business. I'll go through the presentation here, and after that, as Bill said, we'll answer any questions. Thank you everybody for joining, and thank you Bill and MicroVentures for setting this up.
	I'll jump in to the presentation. We're Sunpress Vinyl, again. We're based in Miami, Florida, where we press. We deliver the highest quality vinyl records in a location in North Miami that has quite a lot of history. We'll touch about that in a minute. There is a legal notice disclaimer here in regards to the MicroVenture fundraising process. It's also available online.
	I'm just going to keep going. I think most of you, or a lot of you that are on this webinar are already aware that vinyl records have having quite a renaissance. Vinyl records sales have been up by 300% in the last five years and are still growing this year, and we predict it will continue to grow. The mainstream media from business to music and just any kind of media has been writing about this for quite some time, about the phenomena of return of vinyl records. Some predict that the business is going to grow to a billion dollars this year. Across the board we're seeing markets from the US to Europe to South America and Australia, all over the world, vinyl records are making huge comeback, and we see it everywhere.
	A little bit of history: As most of you know, in fact, vinyl records are coming back, but almost from extinct. After being the main format from the 30s through all the way to the 80s, 1980s, vinyl records were the main format to enjoy music, to listen to music through. The compact disc then showed up in 1982 and through the 80s basically started killing vinyl records, diminishing sales and vinyl business, vinyl record business reached a bottom in the mid 2000s. It was almost extinct by 2006, and we saw closing record stores and really shift to total digital consumption of music.
	But as part as what we believe is a greater sort of shift from ready-made, easily accessible digital products and consumer goods and lifestyle that is present in not just music, it's in different types of consumption and food, art, services. There's kind of a

return to basics, and so we're witnessing the return of vinyl records to the marketplace and seeing it in mainstream retailers like Wal-Mart and Urban Outfitters, Barnes & Noble. In fact, so many retailers now carry vinyl records. And of course, the digital shopping like Amazon, Discogs, etc. all carry vinyl records, and marketplaces for vinyl records are popping up everywhere. We think there is very straightforward reason for it: Vinyl, for music represents an experience that has been lost with the shift to digital. It's tangible, it's a work of art, and nevertheless, it's also cool. So the experience that comes with listening to music on vinyl is what brought it back and we're witnessing this renaissance now.

The numbers are undeniable, as we mentioned before. Huge growth since that 2006 bottom-out, it's been coming up. First, kind of like slowly, creeping up from small numbers and growing and growing, and we saw 54% growth in 2015, 26% in the US market in 2016, and what's driving this growth, this comeback, is not just a wave of nostalgia, as there is research that shows that over 70% of vinyl buyers are under 36 years old. So what we're seeing is a lot of younger music fans that maybe never listened to vinyl before or just listened to vinyl back in the day or were introduced to vinyl through their siblings or parents or other friends are now enjoying vinyl, buying records, and enjoying the experience of listening to vinyl, to music on vinyl.

But with this growth, it was so sudden and quick, came ... There are some issues, there are some pains. Mainly, in the ability for the few remaining factories that produce vinyl records to supply the growing demand, as demand just skyrocketed last year. A few old factories having a hard time supplying that demand, and for a very very simple reason: Both the equipment necessary to press vinyl records and the people, the experts, the people that have the expertise are very scarce. Up until very recently, up until this year, actually, there has not been a vinyl pressing machine made anywhere in the world for over 35 years, and as the industry was almost in extinction, very few people remained working in vinyl factory and there are very few people that really understand and know how to do this. So what we've been seeing, and we call it 21st century pains, are big backlogs for vinyl factories trying to keep up with the growing demand. We see three to six months backlog for vinyl records. Anybody that's been trying to press vinyl records, whether they are a record label, an artist, has witnessed that issue of supply/demand.

And this is where we came in about two and a half, three years ago. We started a journey basically learning the industry, looking for presses, as we've seen great opportunity to come into the market and help bring the supply out to meet the growing demand and be able to help the industry continue the growth of vinyl. So it's definitely a hot market that has a big gap in demand, and we, as music fans, as vinyl lovers, and we'll talk in a minute about our background, came in, eventually found some presses, rebuilt them and we're in operation now.

Again, we see this. When we launched, we came out, and mainstream media picked on our launch as they have with other plants, or just as the interest in vinyl and the vinyl industry has grown. We started renovating the factory here in Miami a little over a year ago in the spring of 2016, and we opened our door in January. Local media like Miami Herald and Miami Times, as well as mainstream music media like Billboard all featured us in the news when we launched. We're obviously very excited about it. So we started operations back in January.

We've been very blessed to be working with some amazing clients, and I'll give you a bit of ... Maybe take a pause to talk about the history of the plant. When we came down to Miami, we found an old [inaudible 00:10:14] factory here in North Miami. We found out there's actually a lot of history. This plant was actually started by some legendary reggae producers first: Joe Gibbs, who was a producer and a pioneer in reggae music, started the factory in the late 70s and later on, it was turned over to another reggae giant, Sir Coxsone, owner of the famed Studio One Jamaican record label. They were the first to sign Bob Marley and the Wailers. They put out tons of amazing reggae records and kind of brought reggae to the forefront. They ran the factory here in Miami from the early 80s until they shut down in 2008.

So we renovated the place; we opened, as I said, in the beginning of the year, and working with both local and national, international artists and labels. One of them, the most significant, is Tuff Gong, which is the Bob Marley company. So we'll be pressing Bob Marley records here at the factory, and it's a very nice kind of coming back full circle, as Bob Marley and the Wailers records were pressed here through the years for Studio One, and we're pressing Bob Marley again at the same location, this time for Tuff Gong.

As I mentioned, Tuff Gong is one plant. We work with both independent and major labels. A lot of small independent labels as well as bigger artists. Talked about Bob Marley; we pressed reissues for B. B. King and some other major artists, and we love working as well with the smaller, local artists and labels, basically anybody who's passionate about vinyl and wants their record out. We have an open door for them and we'd love to take any order; we don't do any kind of minimum. So we're pressing for a diverse group of clients.

Part of our moving forward as we ramp up our business here and our presses get busier and busier is to also press our own releases beyond just offering services, pressing services for other labels and artists. We're very much interested in starting working in our own imprint, our own record label, so to speak, to release reissues, and down the line original releases. As a record pressing plant, we obviously have the ability to manufacture and so putting out our own releases is a great way for us to increase our margin and also kind of put our name and song front and center in the business beyond just services to be a part of the music community and the label industry.

All this is put together basically what we want to be able to be called a leading vinyl brand. Down the line, we also see the opportunity to create music destinations. Right now, we're in Miami. We're pressing vinyl here in a fairly industrial area here in Miami. With a partnership with Tuff Gong, the Bob Marley company, and other leading players in the business, our vision is to expand beyond our Miami location and down the line, have perhaps a retail location, a combination of a record store with a pressing factory that all comes together with one. I mentioned before about our own releases with our own record label. And so beyond the vinyl pressing services, which is certainly our bread and butter, we see a huge opportunity with this renaissance of vinyl and the cool factor of vinyl records and basically the revenues that come or the business that comes with selling vinyl records to create a leading brand vinyl-centric but also sort of on the ground beyond just the services as a factory. This is part of our long-term plans.

Let's talk a little bit about the team, who we are. I've been talking a lot. My name is Dan Yashiv, again. My background is recording and producing. I started in the early 90s in New York as a recording engineer and producer. I had the privilege of working with a diverse group of artists and labels, anywhere, anything from Britney Spears and Natalie Imbruglia, like mainstream pop, all the way to De La Soul and other hip-hop artists, and a lot of in-between. I've dedicated my life to ... Still dedicated my professional career to sound and recording. It's a huge passion of mine, and vinyl records to me represent the best format to play music, and I'm extremely passionate about that. And that's why two and a half, three years ago I decided to get into this business.

I also have a background in business beyond recording. After about 15 years or so in recording studios, I shifted more to business, always in the music. I ran a company that did music apps for the iPhone and the iPad. We were the first to do a DJ Mixer application on the platform. So I've been dealing with tech and digital, but this to me, vinyl records and manufacturing vinyl records is kind of coming full circle back to analog, as I like to say. So here I am, running the factory down in Miami.

My business partner is on the line as well is Stephen Hays. He's a co-founder and a partner. Steve spent many years in Wall Street in New York, but has left quite some time ago and has decided to focus more on art-related projects. He manages a film funding company named 120dB Films. He joined forces with me with Sunpress Vinyl, as he's an avid collector of vinyl records, somewhat of an audiophile, and we shared this passion for vinyl records, and together are on a mission to do excellent, high-quality vinyl records and enable many artists and labels to release their music on vinyl.

With us is also Chris Moss, who is quite a guru in this vinyl industry. Chris is an engineer and has been directly involved in the manufacturing of vinyl records for over 45 years. Chris owns and used to own several vinyl pressing factories around the world, in Australia and Italy and London, England, and here in the States. Chris is our head engineer. He has been overseeing and continues to oversee the refurbishment of the vinyl presses and condition of equipment in the factory, and he runs the day-to-day production of vinyl records, helping us make sure that we press the highest quality records.

Another partner of ours, who's not on the call but he's been with us from the beginning is Dan Pelson. Dan Pelson has spent many years in the major label, major record labels: First in Warner Music and then the past eight years, Sony Music, where his last position was actually leading the Direct-to-Consumer Merchandising Sales Division, where, as you can imagine, vinyl records were big part of the merchandise sold to clients and sold to consumers, sorry. He's also an avid collector of vinyl records and has a real passion for it. Mr. Pelson has been extremely instrumental to us in walking us into the major labels and developing the business in front of these.

Last but not least is another partner/advisor. His name is Benji Rogers, an entrepreneur, musician, and founder of PledgeMusic. PledgeMusic is a great platform for artists and labels to sell products, somewhat of a Kickstarter or Indiegogo for music. Benji had the vision and created this great platform and has been extremely instrumental in helping us build this company also from day one when it was just an idea, as he is also a fan of vinyl records and through his PledgeMusic platform understands the potential for the music business with vinyl records.

So this is our team. We have some management and advisory team; we have a great team of workers underground here in Miami. We have six employees in total, and expect to grow quite rapidly as we expand our capacity, our manufacturing capacity.

Last team member that I will mention, and is definitely worth the mention, is a gentleman by the name of Headley Haslam. Headley has been pressing records here in Miami in this factory for Joe Gibbs and then Studio One for about 30 years. Obviously has this amazing experience, and he was here through the years until the factory closed. When we came down here to Miami, we were lucky enough to get introduced to him and to have him back in front of the record presses, so he's our head pressing operator, and we're very honored to have him both for his expertise and for the history.

Talk about the operations, our current state and looking forward to the near and far future: As I mentioned, we have renovated and refurbished this historical facility in Miami, and we're fully operational. We assembled a team of technical and business and creative professionals, as I mentioned, and we have been pressing orders for a variety of clients since January. We have received some major media coverage, and we continue to grow our exposure in the media and social networks, as well as just in the music business itself as we go. This is all happening; this is the reality on the ground.

What we're looking to do in the very short term, and the main focus of our current fundraising campaign on MicroVenture is to expand our capabilities in order to be able to manufacture the entire ... To bring the entire manufacturing process of vinyl records in-house. A quick explanation about that, there's three stages for pressing records: Cutting a lacquer, what is known as the master; creating the metalwork, what we call stampers, from which the records will be pressed, and the pressing itself. Currently, we have the last stage, the pressing operational in Miami, here in the factory. We're looking to bring in the two other stages, the preliminary stages of cutting the lacquer, the masters, and doing what is known as the electroplating, creating the metal stampers in-house, here in Miami, and we are in the process of acquiring the equipment necessary for that and making it operational here in Miami. That is the main focus of this run of fundraising. It will help us have a better grasp or control over the quality of the records, faster turnaround time for orders, and increase our margins.

Beyond that, we're looking to expand our sales efforts, marketing, create some seamless integration with some major players in the business, brokers in the business, such as ReverbNation, Disc Makers, and others. And add to our full capacity as quickly as possible, which is estimated at about two million records per year.

So future plans, maybe more long-term, something I touched upon before, is to expand our manufacturing through our partnership Tuff Gong International, the Bob Marley company, which has its own sort of dormant factory in Kingston, Jamaica, and we basically have an opportunity to bring that back to life or use some of this equipment here in the States. And down the line, also perhaps in the context of Tuff Gong, the Bob Marley company, create a location like a retail store, a record store, and a pressing facility behind it. I talked about before, like a music destination focused on vinyl records.

In summary, just to recap everything: Vinyl records are having an amazing renaissance. Vinyl record sales are growing in double digit numbers year after year. This huge demand is creating a backlog in the ability to manufacture the vinyl records to meet that demand, and so we launched our own pressing plant in Miami in January. We've got six presses; we're looking to expand our capabilities by bringing the entire pressing, cutting, plating process in-house and expand to add additional presses as we go, and capitalize on some major partnerships to create a vinyl brand and a music destination.

That's about it for my end. I'll let Steve and Bill ... And we'll open it up for questions.

Steve Hays: Dan did an excellent job. This is Steve Hays. I look forward to your questions.

Bill Clark: Alright, thanks guys. Again, everyone, if you have any questions, please send them to me and we'll go through them. There's already a bunch of questions that have come in, so thank you very much. I appreciate that.

First question is whether you work with any UK retailers. This potential investor says that they used to work at one of the largest vinyl retailers in the UK, actually all of Europe, and just had mentioned that if they invest, they can happily make a connection and help expend. So, that's one of the benefits of allowing a lot of people to get visibility, is you get some really good network connections. I'll let you guys answer that.

Dan Yashiv: Okay, thank you. We currently provide vinyl records as manufacturing as a service to record labels and artists. In turn, those labels and artists sell the vinyl records either directly online or through stores, like you mentioned UK retailer, etc. So to date, we have not had any direct contact with UK retailers, and generally speaking, very little with retailers. I would mention that we have a great relationship with local retailers here in Miami, like Sweat Records in Miami, great record store, and Radioactive in Fort Lauderdale. They have been extremely kind to introduce us to the local music scene and send clients our way. But again, we do not currently have a direct business relationship with retailers. When we start releasing our own reissues and records, as I mentioned before, I think this is actually very relevant and would drive any kind of introductions. So that's on the business side, and in general, we love to talk to anybody in the business. I think that corroborating, just sharing ideas with anyone in the music business, specifically in the vinyl industry, just helps everybody and helps the entire business grow. Thank you for that.

Bill Clark: Okay. Great, thank you. Then I guess there's some other questions that came in that I think you've already answered, so it sounds like it's in the future as you expand, but they're mentioning that there's buy/sell/trade vinyl shops in a lot of places, but they don't carry new vinyl. Is there a plan to reach out to those retail outlets? I guess that's probably part of the future?

Dan Yashiv: Okay. I'm not sure I understand if there's a question there?

Bill Clark: The question was if you plan to reach out to those shops, but I think that you answered it in the previous, that that's in the future. I was just confirming that.

Steve Hays: Dan, do you want to [crosstalk 00:29:11] a moment? [crosstalk 00:29:15].

Bill Clark: Hold on one second, Steve. You may be online and you may have to mute yourself, or mute one of the two, because you are echoing.

Dan Yashiv: Yeah, but I understand what Steve was asking. I did mention this before, but we are in the process of launching our own label, take advantage of our ability to manufacture vinyl records and so from a manufacturer's perspective, having released our own reissues or original releases helps increase margins. From a label perspective, it's really great to have your own pressing facility and kind of press on demand, so to speak, and be able to turn around quickly and make sure that the quality is up to par.

So that has definitely been part of our vision from day one. We wanted to start this when we are confident and kind of set with the manufacturing side. Now that we are, we are launching the label. First and foremost, we're going to start basically licensing records, releases from labels, records that we think merit vinyl release and are commercially viable for that, and so we're going to start licensing records and eventually putting it out. That will definitely lead us to conversations with retailers. I also want to mention the context, that we have excellent relationships with some distributors that are both our clients and our colleagues. So when it comes to distributing our own releases, we'll definitely have some great relationships there. I don't know if you wanted to add anything, Steve?

Steve Hays: No, no, I think that's fine.

Dan Yashiv: Okay, cool.

Bill Clark: Great. So next question: I applaud the resurgence of vinyl; however, at 25 to 35 dollars per album, is it realistic to believe vinyl will ever compete with much less expensive streaming system? Isn't this really a niche market? And then, as an extension to that, if the market continues to grow, will retail album costs drop?

Dan Yashiv: I think it's a good question, some good points. The price of vinyl is definitely on the high side, but first of all, I don't think it competes with ... It's about competing with streaming or download. It's more of a compliment. And yes, it is a niche market, so to speak. Digital rules, and it's going to continue to be the majority, to represent the majority of the music business. However, all the song ... Basically, the entire ... All the music in the world is available for streaming, for download from a phone or computer and it's pretty amazing. But as I touched on before, an experience was lost there, and that's why we're seeing the resurgence of vinyl.

There's a few elements there: One is the actual experience of taking a record out, putting it on a turntable, listening to it, paying attention, reading the liner notes, enjoying the art, etc. There's a sound element that I strongly believe a vinyl record sound amazing and music sounds best on it. You can argue about that, but there's definitely a difference between the analog sound of vinyl and the digital, and I think vinyl sounds really better, definitely better than streaming. So there's that element. And then there's the part of ownership. Like, you actually own ... As a consumer, you own a piece, a record, you own a piece of the music. Streaming is basically ... You don't really have owner library. But I don't think they're competing; I think they're complimenting each other. I have Apple Music and Spotify and I download, mostly stream these days, and I love it, in the car everywhere I go, but music I really like, I look for it in vinyl and I want to own it and I want to play it and listen to it from vinyl.

Regarding the pricing, first of all I have to say as a vinyl making expert that making vinyl records is expensive. It's a complicated, elaborate process, and it's expensive. The retail price ... You mentioned retail prices, mentioned 25, 30 dollars. That's a little bit on the high side, and I personally would like to see those prices go down a bit. I think down the line when vinyl just becomes another way to consume rather than a novelty, the prices will go down a bit. But there's not a lot of room, to be honest. If you're talking about a retail store, for example, then a label had to pay somebody like us to manufacture, and then probably pay or go through a distributor, wholesaler, and by the time it gets to retailer, there's been a few ... It's changed a few hands and then some up-sales there. But I think we see definitely a lot of independent artists selling for $15, under $20. I think that makes more sense, and that's where it's going to go in the future.

Bill Clark: Great, thank you. Next question: In terms of brand expansion, do you also plan eventual partnerships with manufacturers of record players?

Dan Yashiv: That's a good question. Definitely would like to entertain that thought. We see that record players, turntables are selling just off the hook. If vinyl grew 26% last year, I think that turntables grew about 250%, and we see record turntables everywhere. One thing that we would definitely want to explore is some sort of partnership or relationship with the turntable manufacturers around the quality issue. Because unfortunately, we see a lot of kind of inexpensive turntables that are, frankly, not good. They don't play well, they sound terrible, they actually are cheaply made and ruin the records. Part of our ... We suspect that the experience gets tainted by these kind of turntables, and especially for a younger generation that is not very familiar with the format, they can go on thinking that that's as good as it gets with vinyl. We know that there is a huge array of options with vinyl that goes all the way from ... With vinyl, sorry, with turntables. So you can buy a turntable for $40, you can buy a table for $4,000, or even $40,000. But there's got to be a happy medium in there. There are manufacturers offer reasonably priced turntables that actually play and sound great.

So we haven't done it to date, but we're definitely interested in conversations and perhaps partnerships with manufactures. I can totally see a manufacturer selling turntables, and when you buy a turntable you can get a couple record or two with it. Something that perhaps we need to bring forward to manufacturers. Thank you for the question.

Bill Clark: Great, thank you. Next question: What do you see as the possible biggest barrier to the vinyl industry growing further?

Dan Yashiv: We know there's a barrier with capacity. Very simple. There's very few machinery. Maybe just to give everybody an idea, there's about 150, 160 maybe presses in the US, and maybe twice that around the world. But no more than 300, around 300 record pressing machines in the entire world. We are seeing now, two companies that started building pressing machines, one in Canada and one in Germany. The jury's still out on these pressers. I have not heard record or listened to a record that came out of those presses, and I have no doubt that even if they're [inaudible 00:37:48], they'll be able to press great records, but we don't know how long is that going to take, and we don't know how many presses these manufacturers can manufacture a year. So there's definitely a challenge in expanding capacity. As I mentioned before, we found an old factory and refurbished machines from the 70s, early 80s, and this is basically the entire industry is relying on these type of old presses.

The other thing is kind of what I mentioned before, is the experience. If music fans have negative experiences with vinyl because of poor turntables or poor records, vinyl records, they may abandon the format. But I think all in all we're seeing a growth, because at the end of the day it is a great experience, and the majority of the records pressed and a lot of the turntables out there are good, so we're going to see this growing.

Perhaps the retail price is an issue, as mentioned before, the price of record. But all in all, looking at the business, seeing the demand, seeing the spread of the ... I don't want to call it trend, because I think it's here to stay, but the spread of the love of vinyl and the return to vinyl records outside the US. The US always kind of leads the trends. We seen more and more south of the border. Europe has been kind of following up, and now we're seeing it more in Asia and elsewhere around the world. I think it's just going to continue to grow. I hope I answered the question.

Bill Clark: Great. Thank you. Next question is on capacity: What's ... Of your current capacity, what percentage are you ... Like, how much room for growth is there with your current press?

Dan Yashiv: This is kind of old school manufacturing. Just to give you guys an idea, it takes about between 30 and 40 seconds to press a record. You can't make it any faster, really. Maybe 30 seconds. So you're limited with that. We have six presses. Currently, three of them are operational, three of them are coming online in the next few weeks. So when we reach the six presses working, we can work them, working them one shift five days a week. We're going to double the shifts, have 10 shifts, two a day, five days a week. Theoretically, we can go to three shifts and work seven days a week and that would be the extent of our capacity with six presses.

Our realistic plan, what we're doing right now and what we planning to do is get to all six presses operational and work them over two shifts, five days a week. That will give us about 2 million records a year. As I mentioned before, we have some options on additional presses. Once we see that we are reaching our capacity, we certainly have plans in place to put more presses online and expand.

Bill Clark: Okay. Thank you. Next question: Do you have any plans to educate the market more to the benefits of vinyl versus digital? I currently work for a large music software company, and one of the things we see regularly is the unfortunate ignorance by the average user to the superiority of the sound of vinyl or analog records versus digital. Do you plan to do any promotions to educate the market?

Dan Yashiv: This is definitely something we would like to do and we try to do on a daily basis, at least in front of our clients. Just to give you guys an idea: A lot of record labels and artists have been putting out vinyl, they know what the process is, but we get tons of inquiries and calls from people who want their records out on vinyl but they have no idea what it entails, so our job is to definitely educate these people.

Then in general, I'm totally down and interested in educating the general public on the merits of vinyl records and advantages like I said in the experience that it represents. We try to do so through our blog, through our social network. I personally am always open and go to either speak or participate in panels and whatnot, typically music or business conventions or events. We've done some talks in local record stores here. Admittedly, it's been very busy for us. It's been very hard, but it's definitely on our mind, and we are open to any ideas, just to collaborate or to be able to contribute to educating general public about the merits of vinyl records.

Bill Clark: Okay. Thank you. Last question for right now, unless anything else comes in: How many operational competitors are there in the US?

Dan Yashiv: There's about 14 or 15 manufacturers around the US. I'd say most of them have been around for many years, probably about a dozen, that somehow survived through the years. We've seen three or four, and then there's us, come up in the last three years. Again, I go back to ... I think it's a valid question, and more kind of the next deeper phase or aspect of this question is, how many presses are there? I said that before, about 150 around the country, and that's definitely a small number. As we see that the industry is run across the board backlogs, about three months. It takes about three to four months to get a record pressed in most places. We can do this right now in six weeks, which is considered extremely fast. It says a lot about the demand and the need for more presses. And I talked about the challenges in increasing the capacity.

So we have, like I said, just to recap, about 150, maybe 155 presses around the country, over about 15 factories.

Bill Clark: Okay. One last question came in: Do you do vinyl in colors?

Dan Yashiv:	Absolutely. Absolutely. Obviously, black, and then probably any color you can think of, and combinations of. We get a lot of requests for colored vinyl, definitely adds to the collectible aspect of the vinyl record. We also do what is known as swirl, which is kind of like combining colors for any tie-dye type record issues. We're in the process of converting one of our presses into a manual ... These are all automatic presses. There's a what we call a semi-automatic, a manual press. We're converting one of our presses to manual in order to be able to do picture discs, and more specialty discs. So the answer is yes, we do color, and in about four to six weeks we'll be able to do more elaborate colors, splatters, including picture disc.
Bill Clark:	Okay. Another question came in: Are your customers bands directly, labels, or both?
Dan Yashiv:	Definitely both. Like I said, we work with major labels and artists. As I mentioned, Bob Marley, etc. But we also work with very small, local artists that just want to press like 100 or 200 records to sell on tour and online. So definitely both, from the independent artist to the major label and everything in between.
Bill Clark:	Okay. Great, well, thank you very much. That was the last question. So guys, really appreciate your time. Investors, thank you for joining us. If you have any additional questions or are watching this recording later, you can ask questions on the offering page, and those questions will go to Dan and Steve and then they will respond. They're very good at responding to those questions. Thanks again, everyone. Dan and Steve, do you have anything to say before we end the webinar?
Dan Yashiv:	No. Thank you very much, thank you everybody for joining in. Like Bill said, we'll answer any questions. Hope you got the sense of our passion and joy in making great vinyl records, and we want to continue to do this for many, many years. Thank you.
Bill Clark:	Great. Thanks guys.
Steve Hays:	Thanks for joining us.
Bill Clark:	Have a good rest of the day.
Steve Hays:	Great, thank you.
Dan Yashiv:	Okay, bye bye.